NEWS RELEASE

Alderon Appoints Executive VP, Project Execution and New CFO

October 27, 2011	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the intended appointment of Bernard Potvin as Executive Vice President, Project Execution, effective as of November 14, 2011 and Keith Santorelli as Chief Financial Officer, effective as of November 28, 2011. Upon the effective date of appointment of Mr. Santorelli as Chief Financial Officer, Ms. Sonya Atwal will resign as Chief Financial Officer.

Mr. Potvin has over 37 years of experience in mining and processing operations and brings with him substantial expertise in engineering, maintenance, project development and construction. Throughout his career Mr. Potvin has held senior roles at Quebec Cartier Mining, Reynolds Metals, Alcoa and the Iron Ore Company of Canada (“IOC”), a Rio Tinto subsidiary. During his tenure at IOC, Mr. Potvin held the role of General Manager of Expansion Projects, successfully managing green and brown field expansion projects in Labrador City and Sept Îles. Mr. Potvin has extensive project management experience in iron ore and aluminum, and has executed a number of successful projects in excess of $1 billion.  Mr. Potvin holds a Mechanical Engineering Degree from Laval University.

Mr. Santorelli is a Certified Public Accountant with over 16 years of experience, including working for a publicly traded biopharmaceutical company for the past three years as Vice President, Finance. He has a wide range of expertise in various areas of complex US GAAP and IFRS accounting in both publicly traded and private companies in the United States, Canada and internationally. Keith also has experience in group structuring and financing, IFRS conversion and training, financial management, external reporting and employee professional development. Mr. Santorelli holds a Bachelor’s degree in Accountancy from the University of Massachusetts, as well as an MA from McGill University, and speaks four languages.

Tayfun Eldem, President and Chief Executive Officer of Alderon states, “I am thrilled with the additions of Keith and Bernard to the Alderon team. They will be based in Alderon’s growing Montreal office and their expertise and contributions will be invaluable in the continued development of the Kami Project.”

Alderon further announces the resignation of Brian Penney as Chief Operating Officer in order to accept a Chief Executive Officer role with another iron ore development company in the Forbes & Manhattan group. Mr. Penney will continue his involvement with Alderon on a consulting basis.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-989-3135	T: 709-576-5607
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E: info@alderonironore.com

www.alderonironore.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the future development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in iron ore prices; fluctuations in iron ore demand; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; disputes with first nations groups; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.